Exhibit 99.1

Gaotu Techedu Inc. Announces Management Change

Gaotu Techedu Inc. (“Gaotu” or the “Company”) (NYSE: GOTU), a technology-driven education company and online large-class tutoring service provider in China, today announced that Mr. Xiuping Qi has tendered his resignation from his position as a vice president of the Company for health reasons, effective on June 30, 2023.

Mr. Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “On behalf of Gaotu and our board of directors, I would like to express our heartfelt gratitude and deep appreciation to Mr. Qi for his tireless dedication and outstanding contributions to Gaotu and our beloved education cause during his seven-year tenure as a vice president of the Company. Throughout his time with the Company, Mr. Qi, as a core member of our senior management team, served with integrity and demonstrated superior leadership skills and extensive industry expertise and significantly strengthened our organizational capacity and team cohesion through achieving multiple successes. I would like to take this opportunity to wish him all the best in the future. In the meantime, I have absolute confidence in our organization and team, as we continue to pursue our profitable growth strategy and further enhance our educational products, teaching quality and learning services, to deliver greater value to our stakeholders.”